UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: October 31, 2019

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2018 AND 2019 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND SEPTEMBER 30, 2019 (UNAUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2018 AND 2019 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND SEPTEMBER 30, 2019 (UNAUDITED)

S/   =   Peruvian Sol
US$   =  United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As at	As at			As at	As at
		December 31,	September 30,			December 31,	September 30,
	Note	2018	2019		Note	2018	2019

Current assets				Current liabilities
Cash and cash equivalents	8	801,140	800,692	Borrowings	12	826,474	348,455
Trade accounts receivables, net		1,007,828	1,140,966	Bonds	13	39,167	43,097
Work in progress, net		28,538	40,601	Trade accounts payable		1,079,531	1,206,207
Accounts receivable from related parties	9	34,903	37,824	Accounts payable to related parties	9	55,941	51,452
Other accounts receivable		588,451	582,395	Current income tax		25,807	68,159
Inventories, net		514,047	585,109	Other accounts payable		632,669	649,969
Prepaid expenses		10,549	15,549	Provisions	14	6,197	8,114
		2,985,456	3,203,136	Total current liabilities		2,665,786	2,375,453

Non-current assets classified as held for sale		247,798	227,608	Non-current liabilities classified as held for sale		225,828	210,778

Total current assets		3,233,254	3,430,744	Total current liabilities		2,891,614	2,586,231

Non-current assets				Non-current liabilities
Long-term trade accounts receivable, net		1,020,067	696,568	Borrowings	12	376,198	413,462
Long-term work in progress, net		32,212	-	Long-term bonds	13	897,875	884,481
Long-term accounts receivable from related parties	9	778,226	809,193	Other long-term accounts payable		574,110	421,943
Prepaid expenses		33,697	33,772	Long-term accounts payable to related parties	9	21,849	23,132
Other long-term accounts receivable		302,957	267,345	Provisions	14	103,411	127,541
Investments in associates and joint ventures	10	257,765	255,887	Derivative financial instruments		61	79
Investment property		29,133	27,434	Deferred income tax liability		75,347	82,057
Property, plant and equipment, net	11	470,554	432,594	Total non-current liabilities		2,048,851	1,952,695
Intangible assets, net	11	847,095	864,479	Total liabilities		4,940,465	4,538,926
Right-of-use assets, net	11	-	80,425
Deferred income tax asset		425,436	435,216	Equity
Total non-current assets		4,197,142	3,902,913	Capital	15	729,434	871,918
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		992,144	1,131,051
				Other reserves		(170,620)	(184,406)
				Retained earnings		375,417	410,361
				Equity attributable to controlling interest in the Company		2,088,360	2,390,909
				Non-controlling interest		401,571	403,822
				Total equity		2,489,931	2,794,731
Total assets		7,430,396	7,333,657	Total liabilities and equity		7,430,396	7,333,657

The accompanying notes on pages 6 to 27 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended September 30,
	Note	2018	2019

Revenues from construction activities		1,476,733	1,621,429
Revenues from services provided		688,686	803,999
Revenue from real estate and sale of goods		747,571	407,691
		2,912,990	2,833,119

Cost of construction activities		(1,460,933)	(1,537,103)
Cost of services provided		(497,738)	(632,162)
Cost of real estate and sale of goods		(404,089)	(295,986)
	16	(2,362,760)	(2,465,251)
Gross profit		550,230	367,868

Administrative expenses	16	(188,918)	(143,735)
Other income and expenses		12,639	40,866
Operating profit		373,951	264,999

Financial expenses		(163,432)	(144,182)
Financial income		24,254	52,903
Share of the profit or loss in associates and joint ventures		(3,522)	(1,387)
Profit before income tax		231,251	172,333
Income tax	17	(106,825)	(88,170)
Profit from continuing operations		124,426	84,163

Profit (loss) from discontinued operations	20	11,937	(15,043)
Profit for the period		136,363	69,120

Profit attributable to:
Owners of the Company		15,712	34,944
Non-controlling interest		120,651	34,176
		136,363	69,120

Earnings per share attributable to owners of the
Company during the period		0.024	0.043
Earnings per share from continuing operations
attributable to owners of the Company during the period		0.058	0.080

The accompanying notes on pages 6 to 27 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended September 30,
	Note	2018	2019

Profit for the period		136,363	69,120
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		2,041	-

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		221	(13)
Foreign currency translation adjustment, net of tax		9,721	(16,624)
Exchange difference from net investment in a foreign operation, net of tax		(5,866)	(223)
		4,076	(16,860)
Other comprehensive income for the period, net of tax		6,117	(16,860)
Total comprehensive income for the period		142,480	52,260

Comprehensive income attributable to:
Owners of the Company		19,258	21,158
Non-controlling interest		123,222	31,102
		142,480	52,260

Comprehensive income attributable to owners of the Company:
Continuing operations		5,103	37,083
Discontinued operations		14,155	(15,925)
		19,258	21,158

The accompanying notes on pages 6 to 27 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2018 AND 2019
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078
- IFRS adoption	-	-	-	-	-	-	(52,564)	(52,564)	(979)	(53,543)
Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535
(Loss) profit for the period	-	-	-	-	-	-	15,712	15,712	120,651	136,363
Cash flow hedge	-	-	-	-	-	210	-	210	11	221
Adjustment for actuarial gains and losses	-	-	-	-	-	-	1,495	1,495	546	2,041
Foreign currency translation adjustment	-	-	-	-	-	7,604	-	7,604	2,117	9,721
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(5,763)	-	(5,763)	(103)	(5,866)
Comprehensive income of the period	-	-	-	-	-	2,051	17,207	19,258	123,222	142,480
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(98,621)	(98,621)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(51,805)	(51,805)
- Additional acquisition of non-controlling	-	-	-	-	(9,583)	-	-	(9,583)	(4,050)	(13,633)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(29,412)	(29,412)
Total transactions with shareholders	-	-	-	-	(9,583)	-	-	(9,583)	(183,888)	(193,471)
Balances as of September 30, 2018	660,054	660,054	132,011	29,974	872,212	(167,620)	553,810	2,080,441	404,103	2,484,544

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931
Profit for the period	-	-	-	-	-	-	34,944	34,944	34,176	69,120
Cash flow hedge	-	-	-	-	-	(12)	-	(12)	(1)	(13)
Foreign currency translation adjustment	-	-	-	-	-	(13,555)	-	(13,555)	(3,069)	(16,624)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(219)	-	(219)	(4)	(223)
Comprehensive income of the period	-	-	-	-	-	(13,786)	34,944	21,158	31,102	52,260
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(7,975)	(7,975)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(20,876)	(20,876)
- Capital increase	142,484	142,484	-	-	138,907	-	-	281,391	-	281,391
Total transactions with shareholders	142,484	142,484	-	-	138,907	-	-	281,391	(28,851)	252,540
Balances as of September 30, 2019	871,918	871,918	132,011	29,974	1,131,051	(184,406)	410,361	2,390,909	403,822	2,794,731

The accompanying notes on pages 6 to 27 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended September 30,
	Note	2018	2019

OPERATING ACTIVITIES
Profit before income tax		243,188	157,290
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation		100,007	74,100
Amortization		83,582	78,730
Impairment of inventories		(21,614)	-
Impairment of accounts receivable and other accounts receivable		11,936	(1,519)
Reversal of impairment of inventories		-	(305)
Impairment (reversal) of property, plant and equipment		4,993	15,120
Impairment of intangible assets		-	3,257
Tax provisions		(35)	-
Other provisions		2,790	6,704
Financial expense,net		126,943	131,580
Foreign exchange loss (gain) on loans		19,215	(7,696)
Share of the profit and loss in associates and joint ventures		3,522	1,387
Reversal of provisions		(5,042)	(2,063)
Disposal of assets		4,004	1,576
Loss (profit) on sale of property, plant and equipment		5,235	(687)
Loss on sale from available-for-sale financial assets		1,529	-
Profit on sale of investments in subsidiaries		(41,895)	-
Loss (gain) on remeasurement of accounts receivable		16,447	(12,963)
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		(357,444)	228,184
Other accounts receivable		(9,609)	69,935
Other accounts receivable from related parties		34,290	(13,720)
Inventories		105,804	(67,772)
Pre-paid expenses and other assets		(7,931)	(5,075)
Trade accounts payable		13,402	111,626
Other accounts payable		(23,897)	(136,038)
Other accounts payable to related parties		94,982	(913)
Other provisions		(6,626)	(567)
Interest payment		(135,211)	(106,145)
Payments for purchases of intangibles - Concessions		(8,864)	(15,871)
Payment of income tax		(159,926)	(80,059)
Net cash provided by operating activities		93,775	428,096

INVESTING ACTIVITIES
Sale of available-for-sale investment		197,230	-
Sale of property, plant and equipment		24,337	6,932
Sale of non-current assets held for sale		16,244	-
Interest received		23,637	4,108
Dividends received		653	332
Payment for purchase of investments properties		(115)	(57)
Payments for intangible purchase		(84,735)	(76,396)
Payments for purchase and contributions on investment in associate and joint ventures		(3,771)	-
Payments for property, plant and equipment purchase		(48,626)	(42,446)
Net cash provided by (applied to) investing activities		124,854	(107,527)

FINANCING ACTIVITIES
Loans received		858,121	447,534
Amortization of loans received		(1,018,569)	(983,434)
Amortization of bonds issued		(21,952)	(23,088)
Payment for transaction costs for debt		-	(4,007)
Dividends paid to non-controlling interest		(98,621)	(7,975)
Cash received (return of contributions) from non-controlling shareholders		(26,416)	260,515
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(1,192)	-
Net cash applied to financing activities		(308,629)	(310,455)
Net increase (net decrease) in cash		(90,000)	10,114
Exchange difference		(5,968)	(10,451)
Cash and cash equivalents at the beginning of the period		626,180	801,037
Cash and cash equivalents at the end of the period	8	530,212	800,700

NON-CASH TRANSACTIONS:
Capitalization of interests		-	5,088
Acquisition of assets through finance leases		2,240	1,696
Acquisition of right-of-use assets		-	97,706
Accounts payable to the non-controlling interest for purchase of investments		12,441	-
Contribution in inventories		25,389	-

The accompanying notes on pages 6 to 27 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED AT SEPTEMBER 30, 2018 AND 2019 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2018 (AUDITED) AND AT SEPTEMBER 30, 2019 (UNAUDITED)

1.    GENERAL INFORMATION

Graña y Montero S.A.A. (hereinafter the Company) was incorporated in Peru on August 12, 1996, as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la Republica 4675, Surquillo Lima, Peru and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of strategic advisory and leases office space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operations segments in Note 7.

These condensed interim consolidated financial statements as of September 30, 2019 were prepared and authorized for issuance by the Chief Financial Officer on October 31, 2019.

2.    BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended September 30, 2019 have been prepared in accordance with IAS 34 "Interim financial reports". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.    SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2018, except for the new international financial information regulations (IFRS) effective as of January 1, 2019, explained as follows.

3.1                Change in accounting policies

The Group has adopted IFRS 16 Leases (hereinafter “IFRS 16”) from January 1, 2019. Other effective mandatory modifications becoming effective as of that date, do not had significant impact on the Group's unaudited consolidated financial statements as of September 30, 2019. The Group has decided not to adopt any standard, interpretation or modification issued in advance, that is not yet effective.

In the adoption of IFRS 16, the Group recognized liabilities related to leases that have been previously classified as operating leases under IAS 17. These liabilities have been measured based on the present value of the remaining future payments, discounted using a rate of incremental interest as of January 1, 2019 (7.3% average interest rate).

As a result of the effect of the transition of IFRS 16, right-of-use assets and liabilities for S/ 97.7 million were recognized as of January 1, 2019 (representing 1.33% and 2.15% of total assets and liabilities, respectively). As part of the initial application of IFRS 16, the Company used the modified retrospective method, therefore, the finantial statements for previous years were not modified.

3.2 Disclosures related to the implementation of IFRS 16 (Note 11 and Note 12).

Below, we present the impact of the implementation of IFRS 16 in the Group's financial statements:

Impact of application of IFRS 16
At
September 30,
Impact on assets	2019

Right-of-use
Right-of-use buildings	59,599
Right-of-use vehicles	20,211
Right-of-use machinery	17,896
Total right-of-use assets	97,706

Cumulative depreciation	(17,216)
Foreign currency translation effect	(65)

Impact on assets (Note 11)	80,425

At
September 30,
Impact on liabilities	2019

Addition of liabilities for right-of-use	97,706
Accrued interest	3,965
Amortization	(15,397)
Interest paid	(3,815)
Foreign currency translation effect	(65)
Exchange difference	(62)
Impact on liabilities	82,332

Short-term liabilities for right-of-use	19,257
Long-term liabilities for right-of-use	63,075
Impact on liabilities (Note 12)	82,332

4.    FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1  Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a) Market risks

i. Foreign Exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2018 and September 30, 2019, and, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii. Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the condensed interim consolidated financial statements.

iii. Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b) Credit risk

Credit risk arises from cash and cash equivalent and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario. That has been fulfilled, managing to reduce these obligations in an important way.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
At December 31, 2018	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases)	816,122	273,079	129,233	41,577	1,260,011
Finance leases	15,151	7,489	14,094	-	36,734
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payables	1,079,531	-	-	-	1,079,531
Accounts payables to related
parties	55,941	21,849	-	-	77,790
Other accounts payables	116,806	17,777	338,627	-	473,210
Other non-financial liabilities	-	61	-	-	61
	2,194,631	473,542	837,621	1,215,981	4,721,775

	Less than	1-2	2-5	More than
At September 30, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases)	338,192	314,991	82,179	1	735,363
Finance leases	11,944	3,962	10,449	-	26,355
Lease liability for right-of-use asset	22,690	40,236	31,631	9,929	104,486
Bonds	114,294	157,728	357,960	1,101,094	1,731,076
Trade accounts payables	1,206,207	-	-	-	1,206,207
Accounts payables to related
parties	51,452	22,296	-	836	74,584
Other accounts payables	137,833	2,698	327,989	-	468,520
Other non-financial liabilities	-	79	-	-	79
	1,882,612	541,990	810,208	1,111,860	4,346,670

4.2  Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and tomaintain an optimal capital structure to reduce the cost of capital. From 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note12).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2018 and September 30, 2019, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70.

	At	At
	December 31,	September 30,
	2018	2019
Total financial liabilities and bonds (Note 12 and Note 13)	2,139,714	1,689,495
Less: Cash and cash equivalents (Note 8)	(801,140)	(800,692)
Net debt	1,338,574	888,803
Total equity	2,489,931	2,794,731
Total capital	3,828,505	3,683,534

Gearing ratio	0.35	0.24

4.3  Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

- Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
- Level 2: Measurement based on inputs other than quoted prices included within (Level 1) that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
- Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5.    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2018.

6.    SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7.    SEGMENT INFORMATION

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

As of December 31, 2018 management considered not presenting the segment "IT services", due to the sale of the CAM Group in November 2018, which includes the companies CAM Chile S.A., Cam Servicios del Peru S.A. (CAM Group). In addition, Adexus S.A. was reclassified to non-current assets held for sale.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
		Infrastructure
As of December 31, 2018	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	177,455	34,816	168,460	191,178	6,700	93,262	129,269	-	801,140
Trade accounts receivables, net	583,842	54,350	78,013	226,919	598	63,038	1,068	-	1,007,828
Work in progress, net	24,962	-	-	-	-	-	3,576	-	28,538
Accounts receivable from related parties	203,583	492	40,820	758	9,930	60,759	98,308	(379,747)	34,903
Other accounts receivable	386,467	37,611	28,492	31,012	199	55,508	49,160	2	588,451
Inventories, net	27,852	18,823	9,206	25,282	-	448,328	-	(15,444)	514,047
Prepaid expenses	3,825	1,345	3,068	874	135	81	1,221	-	10,549
	1,407,986	147,437	328,059	476,023	17,562	720,976	282,602	(395,189)	2,985,456
Non-current assets classified as held for sale	-	-	-	-	-	-	247,798	-	247,798
Total current assets	1,407,986	147,437	328,059	476,023	17,562	720,976	530,400	(395,189)	3,233,254

Long-term trade accounts receivable, net	14,455	-	33,380	966,202	-	6,030	-	-	1,020,067
Long-term work in progress, net	-	-	32,212	-	-	-	-	-	32,212
Long-term accounts receivable from related parties	254,660	-	39,341	-	-	-	744,655	(260,430)	778,226
Prepaid expenses	-	-	28,214	5,152	840	-	-	(509)	33,697
Other long-term accounts receivable	77,028	63,797	7,058	64,817	7,346	30,268	52,645	(2)	302,957
Investments in associates and joint ventures	114,676	7,230	-	-	-	5,604	2,213,023	(2,082,768)	257,765
Investment property	-	-	-	-	-	29,133	-	-	29,133
Property, plant and equipment, net	205,678	171,430	14,585	1,586	109	9,237	69,088	(1,159)	470,554
Intangible assets, net	160,088	183,614	466,153	749	-	1,105	23,514	11,872	847,095
Deferred income tax asset	166,624	5,025	11,876	-	620	17,127	218,201	5,963	425,436
Total non-current assets	993,209	431,096	632,819	1,038,506	8,915	98,504	3,321,126	(2,327,033)	4,197,142
Total assets	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	-	133,105	209,492	-	826,474
Bonds	-	-	25,745	13,422	-	-	-	-	39,167
Trade accounts payable	777,130	49,254	61,233	104,652	121	31,173	55,968	-	1,079,531
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	91,754	(363,595)	55,941
Current income tax	5,898	2,797	1,398	9,888	226	4,219	1,381	-	25,807
Other accounts payable	389,896	13,147	72,823	11,677	631	106,286	38,209	-	632,669
Provisions	521	5,412	-	-	-	264	-	-	6,197
Non-current liabilities classified as held for sale	-	-	-	-	-	-	225,828	-	225,828
Total current liabilities	1,585,205	99,164	222,682	414,358	1,036	310,132	622,632	(363,595)	2,891,614

Borrowings	9,314	87,166	556	-	-	10,684	268,478	-	376,198
Long-term bonds	-	-	299,637	598,238	-	-	-	-	897,875
Other long-term accounts payable	357,146	-	31,477	154,756	1,656	26,470	2,605	-	574,110
Long-term accounts payable to related parties	8,880	-	1,167	81,207	23,445	-	183,826	(276,676)	21,849
Provisions	32,122	20,234	-	-	-	-	51,055	-	103,411
Derivative financial instruments	-	61	-	-	-	-	-	-	61
Deferred income tax liability	5,564	24,541	7,010	37,178	-	-	1,054	-	75,347
Total non-current liabilities	413,026	132,002	339,847	871,379	25,101	37,154	507,018	(276,676)	2,048,851
Total liabilities	1,998,231	231,166	562,529	1,285,737	26,137	347,286	1,129,650	(640,271)	4,940,465
Equity attributable to controlling interest in the Company	331,178	323,943	332,406	171,594	340	193,483	2,708,803	(1,973,387)	2,088,360
Non-controlling interest	71,786	23,424	65,943	57,198	-	278,711	13,073	(108,564)	401,571
Total liabilities and equity	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Operating segments financial position
Segment reporting
		Infrastructure
As of September 30, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	297,824	25,554	101,086	263,304	6,402	82,254	24,268	-	800,692
Financial asset at fair value through profit or loss	-	-	-	-	-	-	-	-	-
Trade accounts receivables, net	737,986	63,618	93,809	160,362	1,169	82,956	1,066	-	1,140,966
Work in progress, net	37,614	-	-	-	-	-	2,987	-	40,601
Accounts receivable from related parties	199,460	429	49,028	1,584	-	64,576	315,722	(592,975)	37,824
Other accounts receivable	429,725	37,092	32,261	35,043	109	13,269	34,894	2	582,395
Inventories, net	71,374	27,823	9,446	31,098	-	460,915	-	(15,547)	585,109
Prepaid expenses	7,258	1,755	2,973	3,215	207	-	141	-	15,549
	1,781,241	156,271	288,603	494,606	7,887	703,970	379,078	(608,520)	3,203,136
Non-current assets classified as held for sale	2,516	-	-	-	-	-	225,092	-	227,608
Total current assets	1,783,757	156,271	288,603	494,606	7,887	703,970	604,170	(608,520)	3,430,744

Long-term trade accounts receivable, net	13,467	-	59,757	622,989	-	355	-	-	696,568
Long-term accounts receivable from related parties	257,384	-	40,564	-	10,178	-	731,747	(230,680)	809,193
Prepaid expenses	-	251	30,967	2,263	801	-	-	(510)	33,772
Other long-term accounts receivable	83,697	65,407	6,637	-	7,346	46,565	57,693	-	267,345
Investments in associates and joint ventures	110,767	8,498	-	-	-	5,890	2,167,261	(2,036,529)	255,887
Investment property	-	-	-	-	-	27,434	-	-	27,434
Property, plant and equipment, net	188,419	173,159	11,754	865	158	8,801	50,597	(1,159)	432,594
Intangible assets, net	149,478	233,573	447,125	818	-	1,058	24,100	8,327	864,479
Right-of-use assets, net	6,159	27,569	4,650	17	-	6,609	54,204	(18,783)	80,425
Deferred income tax asset	187,687	5,669	9,704	-	700	22,273	202,864	6,319	435,216
Total non-current assets	997,058	514,126	611,158	626,952	19,183	118,985	3,288,466	(2,273,015)	3,902,913
Total assets	2,780,815	670,397	899,761	1,121,558	27,070	822,955	3,892,636	(2,881,535)	7,333,657

Liabilities.-
Borrowings	191,669	32,147	8,481	17	-	115,836	8,727	(8,422)	348,455
Bonds	-	-	27,533	15,564	-	-	-	-	43,097
Trade accounts payable	935,643	73,944	50,181	83,221	167	37,250	25,801	-	1,206,207
Accounts payable to related parties	422,296	1,110	65,110	26,035	33	34,733	91,072	(588,937)	51,452
Current income tax	35,864	2,136	4,199	16,896	136	8,299	629	-	68,159
Other accounts payable	411,572	17,634	50,679	9,742	841	122,101	37,400	-	649,969
Provisions	521	7,350	-	-	-	243	-	-	8,114
Non-current liabilities classified as held for sale	-	-	-	-	-	-	210,778	-	210,778
Total current liabilities	1,997,565	134,321	206,183	151,475	1,177	318,462	374,407	(597,359)	2,586,231

Borrowings	14,947	89,443	2,668	-	-	11,338	307,192	(12,126)	413,462
Long-term bonds	-	-	283,325	601,156	-	-	-	-	884,481
Other long-term accounts payable	370,218	-	19,177	297	1,761	27,194	3,296	-	421,943
Long-term accounts payable to related parties	15,699	-	836	32,149	23,784	-	183,997	(233,333)	23,132
Provisions	37,605	34,745	-	-	-	-	55,191	-	127,541
Derivative financial instruments	-	79	-	-	-	-	-	-	79
Deferred income tax liability	7,020	33,204	537	40,308	-	-	988	-	82,057
Total non-current liabilities	445,489	157,471	306,543	673,910	25,545	38,532	550,664	(245,459)	1,952,695
Total liabilities	2,443,054	291,792	512,726	825,385	26,722	356,994	925,071	(842,818)	4,538,926
Equity attributable to controlling interest in the Company	271,932	353,707	321,993	222,130	348	188,190	2,963,195	(1,930,586)	2,390,909
Non-controlling interest	65,829	24,898	65,042	74,043	-	277,771	4,370	(108,131)	403,822
Total liabilities and equity	2,780,815	670,397	899,761	1,121,558	27,070	822,955	3,892,636	(2,881,535)	7,333,657

Operating segment performance
Segment Reporting
		Infrastructure
For the nine-month period ended September 30, 2018 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	1,360,604	421,351	536,497	468,015	2,411	517,876	54,003	(447,767)	2,912,990
Gross profit (loss)	34,839	97,909	84,087	95,275	361	275,897	(21,705)	(16,433)	550,230
Administrative expenses	(99,251)	(14,808)	(25,945)	(7,871)	(187)	(27,104)	(44,633)	30,881	(188,918)
Other income and expenses, net	6,518	1,193	17	-	-	(1,318)	8,749	(2,520)	12,639
Operating (loss) profit	(57,894)	84,294	58,159	87,404	174	247,475	(57,589)	11,928	373,951
Financial expenses	(54,364)	(11,086)	(20,175)	(5,050)	4	(11,393)	(80,690)	19,322	(163,432)
Financial income	8,199	501	1,944	19,814	42	2,701	21,964	(30,911)	24,254
Share of profit or loss in associates
and joint ventures	21,983	1,156	-	-	-	-	115,607	(142,268)	(3,522)
(Loss) profit before income tax	(82,076)	74,865	39,928	102,168	220	238,783	(708)	(141,929)	231,251
Income tax	17,813	(22,423)	(18,303)	(30,925)	(252)	(68,721)	16,403	(417)	(106,825)
(Loss) profit from continuing operations	(64,263)	52,442	21,625	71,243	(32)	170,062	15,695	(142,346)	124,426
Profit (Loss) from discontinuing operations	44,096	-	-	-	-	-	(33,457)	1,298	11,937
(Loss) profit for the period	(20,167)	52,442	21,625	71,243	(32)	170,062	(17,762)	(141,048)	136,363

(Loss) profit from attributable to:
Owners of the Company	(20,094)	48,364	17,487	53,432	(32)	44,243	(11,752)	(115,936)	15,712
Non-controlling interest	(73)	4,078	4,138	17,811	-	125,819	(6,010)	(25,112)	120,651
	(20,167)	52,442	21,625	71,243	(32)	170,062	(17,762)	(141,048)	136,363

Operating segment performance
Segment Reporting
		Infrastructure
For the nine-month period ended September 30, 2019 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	1,866,047	420,606	491,955	307,564	2,680	168,578	66,643	(490,954)	2,833,119
Gross profit (loss)	108,408	87,279	72,766	92,496	646	48,637	436	(42,800)	367,868
Administrative expenses	(103,993)	(17,840)	(21,572)	(10,560)	(377)	(15,912)	(23,564)	50,083	(143,735)
Other income and expenses, net	15,349	(1,439)	(16,856)	402	12	(6,940)	51,974	(1,636)	40,866
Operating profit (loss)	19,764	68,000	34,338	82,338	281	25,785	28,846	5,647	264,999
Financial expenses	(59,942)	(10,917)	(19,687)	(8,236)	(6)	(10,952)	(48,633)	14,191	(144,182)
Financial income	4,939	1,165	2,106	22,096	464	3,203	41,469	(22,539)	52,903
Dividends	-	-	-	-	-	-	7,808	(7,808)	-
Share of profit or loss in associates
and joint ventures	(3,748)	1,600	-	-	-	286	4,701	(4,226)	(1,387)
(Loss) profit before income tax	(38,987)	59,848	16,757	96,198	739	18,322	34,191	(14,735)	172,333
Income tax	(7,441)	(17,508)	(13,859)	(28,835)	(391)	(3,679)	(16,482)	25	(88,170)
(Loss) profit from continuing operations	(46,428)	42,340	2,898	67,363	348	14,643	17,709	(14,710)	84,163
Loss from discontinuing operations	-	-	-	-	-	-	(14,934)	(109)	(15,043)
(Loss) profit for the period	(46,428)	42,340	2,898	67,363	348	14,643	2,775	(14,819)	69,120

(Loss) profit from attributable to:
Owners of the Company	(43,951)	38,578	(1,442)	50,522	348	(5,292)	11,406	(15,225)	34,944
Non-controlling interest	(2,477)	3,762	4,340	16,841	-	19,935	(8,631)	406	34,176
	(46,428)	42,340	2,898	67,363	348	14,643	2,775	(14,819)	69,120

No major changes occurred in total assets as compared to the amount stated in previous year-end financial statements.

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8.	CASH AND CASH EQUIVALENTS

This account comprises:
	At	At
	December 31,	September 30,
	2018	2019
Cash on hand	1,377	1,483
Cash in-transit	3,566	3,395
Bank accounts	647,832	675,165
Time deposits	148,365	120,649
	801,140	800,692

Reconciliation to the consolidated statement of cash flow:

The above figures reconcile to the amount of cash shown in the statement of cash flows as follows:

	At	At
	December 31,	September 30,
	2018	2019

Cash and cash equivalent on Consolidated statement of
financial position	801,140	800,692
Bank overdrafts (Note 12)	(119)	(8)
Balances per Consolidated statement of cash flows	801,021	800,684

9.	TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	At September 30,
	2018	2019
Revenue from sales of goods and services:
- Associates	196	108
- Joint operations	29,323	31,158
	29,519	31,266

Inter-company services were agreed based on market terms as if they had been agreed to third parties.

b) Balances of transactions with related parties

	At December 31,		At September 30,
		2018		2019
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,122	-	9,130	-
Consorcio Peruano de Conservacion	6,417	-	3,112	-
Consorcio Italo Peruano	3,322	4,996	73	1,600
Consorcio Constructor Chavimochic	2,138	6,199	-	6,581
Consorcio GyM Conciviles	1,855	-	1,252	143
Consorcio La Gloria	1,369	1,006	1,385	1,004
Consorcio Ermitaño	781	624	1,052	448
Terminales del Peru	459	-	2,471	109
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	11,804	-	3,712
Consorcio Rio Mantaro	-	6,655	-	5,324
Consorcio Vial Quinua	-	1,970	-	2,048
Consorcio Huacho Pativilca	-	475	7,623	16,051
Consorcio CDEM	-	-	22	437
Consorcio GyM-Stracon	-	-	3,222	1
Other minors	9,215	11,323	6,814	3,632
	34,678	45,052	36,156	41,090

Other related parties
Ferrovias Argentina	-	10,242	-	9,052
Peru Piping Spools S.A.C.	225	-	1,668	1,049
Other minors	-	647	-	261
	225	10,889	1,668	10,362
Current portion	34,903	55,941	37,824	51,452

Non-current portion:
Gasoducto Sur Peruano S.A	773,927	-	804,654	-
Ferrovias Participaciones	-	21,849	-	23,132
Consorcio Constructor Chavimochic	-	-	2,144	-
Other minors	4,299	-	2,395	-
Non-current	778,226	21,849	809,193	23,132

Receivables and payables are mainly current and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and are related to sales of goods and services. These balances are non-interest-bearing, and during 2019 do not require a provision for impairment.

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended September 30, 2018 and 2019 is as follows:

	At September 30,
	2018	2019

Beginning balance	268,671	257,765
Contributions received	3,770	-
Dividends received	(653)	(332)
Share of the profit or loss in associates and joint ventures	(3,522)	(1,387)
Write-off of investment	-	(140)
Translation adjustments	(3,448)	(19)
Discontinued operations	1,234	-
Ending balance	266,052	255,887

11.	PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

For the period ended September 30, 2018 and 2019, the movement in property, plant and equipment,  intangible assets and right-of-use assets accounts was as follows:

	Property,
	plant and	Intangibles	Right-of-use
	equipment	assets	assets

Net cost at January 1, 2018	865,735	940,070	-

Additions	50,866	96,245	-
Subsidiary deconsolidation	(207,243)	(16,510)	-
Transfers, disposals and adjustments	(14,263)	(18,858)	-
Deductions for sale of assets	(29,572)	-	-
Depreciation, amortization	(98,269)	(84,329)	-

Net cost at September 30, 2018	567,254	916,618	-

Net cost at January 1, 2019	470,554	847,095	-

Additions	44,142	108,195	97,706
Transfers, disposals and adjustments (*)	(21,420)	(12,081)	(65)
Deductions for sale of assets	(5,553)	-	-
Depreciation, amortization	(55,129)	(78,730)	(17,216)

Net cost at September 30, 2019	432,594	864,479	80,425

(*) Includes impairment of property, plant and equipment amounted to S/15.8 million and intangible assets amounted to S/3.3 million, recorded in other income and expenses.

a)	Property, plant and equipment and right-of-use assets

As of December 31, 2018 and September 30, 2019, additions to property, plant and equipment comprise acquisition of machinery and equipment required for Group’s operations, and the adoption of IFRS 16 explained in Note 3.1.

Depreciation of fixed assets, investment properties and right-of-use assets for the period is broken down in the statement of income as follows:

	At September 30,
	2018	2019

Cost of services and goods (Note 16)	63,012	70,560
Administrative expenses (Note 16)	3,983	3,540
(+) Depreciation discontinued operation	33,015	-
Total depreciation related to property, plant and equipment and investment property	100,010	74,100
(-) Depreciation of investment property	(1,741)	(1,755)
(-) Depreciation of right-of-use asset	-	(17,216)
Total depreciation of property, plant and equipment	98,269	55,129

b)	Intangible assets

As of December 31, 2018 and September 30, 2019, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon explotation services and in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model).

Amortization of intangibles is broken down in the statement of income as follows:

	At September 30,
	2018	2019

Cost of services and goods (Note 16)	73,676	75,041
Administrative expenses (Note 16)	3,458	3,689
(+) Amortization discontinued operations	7,195	-
	84,329	78,730

- Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out.
Goodwill allocated to cash-generating units are:

	At	At
	December 31,	September 30,
	2018	2019

Engineering and construction	71,621	67,351
Electromechanical	20,737	20,735
IT services	930	930
	93,288	89,016

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal.  Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

12.	BORROWINGS

This item comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2018	2019	2018	2019	2018	2019

Bank overdrafts (Note 8)	119	8	119	8	-	-
Bank loans (a)	1,023,481	509,800	810,188	316,269	213,293	193,531
Finance leases	33,488	24,307	13,514	10,637	19,974	13,670
Lease liability for right-of-use asset (Note 3.2)	-	82,332	-	19,257	-	63,075
Other financial entities (b)	145,584	145,470	2,653	2,284	142,931	143,186
	1,202,672	761,917	826,474	348,455	376,198	413,462

a)	Bank loans

As of December 31, 2018 and September 30, 2019, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.6% and 15.8% in 2018 and between 1% and 12% in 2019.

					Current				Non-current
			At		At		At		At
	Interest	Maturity	December 31,		September 30,		December 31,		September 30,
	rate	date	2018		2019		2018		2019

GyM S.A.	1.00% / 8.91%	2022	227,770		183,272	(iii)	-		5,452
Graña y Montero S.A.A.	9.10%	2021	206,836	(ii)	-		125,547	(i)	115,098	(iv)
Viva GyM S.A.	7.00% / 12.00%	2019 / 2020	129,617		109,848		2,102		-
GMP S.A.	5.05% / 6.04%	2020	22,587		17,904		85,644		72,981
GyM Ferrovías	Libor USD 1M + 2%	2019	209,463		-		-		-
Other minors	6.85%	2019	13,915		5,245		-		-
			810,188		316,269		213,293		193,531

i)	Credit Suisse Syndicated Loan

In December 2015, the Group entered into a US$200 million (equivalent to S/672 million) medium-term agreement with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC.  The loan term was five years, with quarterly installments starting on the 18th month. The loan accrued interest at a rate of three months Libor plus 4.9% per year. The funds were used to finance the equity participation in GSP. On June 27, 2017, the Company renegotiated the terms of this loan to correct defaults related to the cancellation of the GSP concession.

On June 26, 2019, the outstanding balance of the loan capital was fully paid.

ii)	GSP Bridge Loan

At December 31, 2016, the current balance of bank loans included US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to guarantee the bridge loan granted to GSP. On June, 2017, the Company reached a refinancing agreement with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/256.3 million), this amount was used to repay the GSP bridge loan.  The new loan would remain until June, 2020.

On June 28, 2019, the principal of the loan was fully paid.

iii)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries, GyM S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, the Group repaid US$72.7 million (equivalent to S/245.8 million) of the facility with the proceeds of the sale of Stracon GyM S.A., and in July of 2018, an additional of US$15.4 million (equivalent to S/52.1 million). In August 2019, Tranche B was fully paid for the Group, equivalent to S/9.7 million and US$9.2 million. In September 2019, Tranche A was partially paid, for S/0.4 million and US$0.1 million.

As of September 30, 2019, and the date of this report, there was US$43.5 million (equivalent to S/147.2 million) outstanding under this agreement.

GyM S.A. requested a waiver for a change in the Financial Stability Framework Agreement, in which at least 50% of the amount of Tranche A (client invoices (facturas)) and up to 50% of the amount of Tranche A (project valuations (valorizaciones) should be presented;  the request was accepted by the lenders. As of September 30, 2019 and the date of this report, the value of client invoices and the value of project valuations is 97% and 105%, respectively, both percentages comply with the provisions of the approved dispensation.

As of September 30, 2019 and the date of this report, GyM is in compliance with the ratios established under the Financial Stability Framework Agreement.

iv)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, Graña y Montero S.A.A. entered into a medium term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period from and including the date that is 1 year after the Closing Date to but excluding the date that is 30 months after the Closing Date, 9.60%; and (iv) for the period from and including the date that is 30 months after the Closing Date to the third anniversary of the Loan, 10.10%.

The proceeds were used for working capital in Graña y Montero S.A.A, GyM S.A. and Adexus S.A. As of the date of this report, the principal amount outstanding under this loan is still US$35 million.

b)	Other financial entities

Securitization of Norvial flows

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) -  to monetize future dividends from Norvial S.A. to the Company. This operation has as a finality to reduce the indebtness of the Company.The amount of the transaction was US$42.3 millions and ended on June 11, 2018.

Likewise, it has been agreed that our company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A.. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount		Fair value
	At	At	At	At
	December 31,	September 30,	December 31,	September 30,
	2018	2019	2018	2019

Bank overdrafts (Note 8)	119	8	119	8
Bank loans	1,023,481	509,800	1,152,885	522,680
Finance leases	33,488	24,307	38,399	24,107
Lease liability for right-of-use asset	-	82,332	-	102,817
Other financial entities	145,584	145,470	145,584	143,186
	1,202,672	761,917	1,336,987	792,798

As of September 30, 2019, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.1% and 11.0% (2.4% and 8.9%  in 2018) and are included as Level 2 in the level of measurement.

13.	BONDS

This item is broken down as follows:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	September 30,	December 31,	September 30,	December 31,	September 30,
	2018	2019	2018	2019	2018	2019

GyM Ferrovías S.A.	611,660	616,720	13,422	15,564	598,238	601,156
Norvial S.A.	325,382	310,858	25,745	27,533	299,637	283,325
	937,042	927,578	39,167	43,097	897,875	884,481

a)	GyM Ferrovías S.A.

In February 2015, the subsidiary GyM Ferrovías S.A. made an international issue of corporate bonds under Regulation S. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo. As of September 30, 2019, an amortization has been made up to S/76.1 million (S/67.7 million as of December 31, 2018).

As of September 30, 2019, the balance includes accrued interest payable and VAC adjustments for S/82.4 million (S/72.0 million as of December 31, 2018).

At September 30, 2018 and 2019 the account movement  was as follows:

	2018	2019

Balance at January, 1	603,657	611,660
Amortization	(5,064)	(8,481)
Accrued interest	23,814	36,111
Interest paid	(14,960)	(22,570)
Balance at September, 30	607,447	616,720

As part of the structuring process of the bond, GyM Ferrovías S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one quarter of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovías S.A. and Line One CPAO Purchaser LLC subscribed the contract for the sale and assignment of collection rights of the "Annual Payment for Complementary Investment (Complementary PAO)" derived from the Concession Contract up to an amount equivalent to US$316 million.

On August 23, 2017, GyM Ferrovías S.A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a loan contract for Working Capital for an amount equivalent to US$80 million to partially finance the Expansion Project of the Line 1 of the Lima Metro. As of September 30, 2019, the Working Capital loan was fully paid.

As of December 31, 2018 and September 30, 2019, the Company is in compliance with covenants agreement.

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At September 30, 2018 and 2019 the account movement  was as follows:

	2018	2019

Balance at January, 1	343,910	325,382
Amortization	(9,937)	(14,607)
Accrued interest	11,886	17,637
Capitalized interest	1,927	2,103
Interest paid	(13,822)	(19,657)
Balance at September, 30	333,964	310,858

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

The fair value of both obligations as of September 30, 2019 amounts to S/1,029 million (as of December 31, 2018 amounts to S/1,037 million), is based on discounted cash flows using rates between 4.37% and 6.93% (between 4.09% and 5.45% as of December 31, 2018) and is within level 2 of the fair value hierarchy.

As of December 31, 2018 and September 30, 2019, the Company has complied with the covenants of both types of bonds.

14.	PROVISIONS

The movement of this item is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
	contingencies	acquisitions	closure	Total

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	2,790	-	1,442	4,232
Reversals of provisions	(4,744)	(298)	-	(5,042)
Payments	(6,626)	-	-	(6,626)
Translation adjustments	53	2	-	55
At september 30, 2018	14,838	6,953	18,246	40,037

At January 1, 2019	84,728	4,498	20,382	109,608
Additions	13,138	-	15,928	29,066
Reversals of provisions	(1,625)	(438)	-	(2,063)
Payments	(567)	-	-	(567)
Translation adjustments	(127)	(262)	-	(389)
At september 30, 2019	95,547	3,798	36,310	135,655

As of September 30, 2019, the Group registered the present value of the estimated provision of S/79.9 million (S/73.5 million as of December 31, 2018), corresponding to the legal contingency estimated by management for the Company's and Subsidiaries exposure to a possible compensation in relation to their participation as minority partner in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group.

15.	CAPITAL

As of September 30, 2019, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of December 31, 2018, the capital of the Company were represented by 729,434,192 shares of a nominal value of S/1.00 each, of which 660,053,790 were registered in the Public Registries and 69,380,402 were in process of registration formalization.

At September 30, 2019, a total of 231,205,735 shares were represented in ADS, equivalent to 46,241,147 ADSs at a rate of 5 shares per ADS. As of December 31, 2018, a total of 207,931,660 shares were represented by ADS equivalent to 41,586,332 ADSs.

16.	EXPENSES BY NATURE

For the period ended September 30, 2018 and 2019, this item comprises:

	Cost of
	goods and	Administrative
	services	expenses	Total
At September 30, 2018
Salaries, wages and fringe benefits	625,748	78,402	704,150
Services provided by third-parties	763,032	69,770	832,802
Purchase of goods	583,173	-	583,173
Other management charges	249,996	32,676	282,672
Depreciation (Note 11 a)	63,012	3,983	66,995
Amortization (Note 11 b)	73,676	3,458	77,134
Taxes	8,814	623	9,437
Impairment of accounts receivable	240	6	246
Impairment of other accounts receivable	11,690	-	11,690
Inventory recovery	(21,614)	-	(21,614)
Inventory recovery	4,993	-	4,993
Total report reclassified (Note 20 C)	2,362,760	188,918	2,551,678

At September 30, 2019
Salaries, wages and fringe benefits	631,197	88,174	719,371
Services provided by third-parties	888,985	29,568	918,553
Purchase of goods	451,051	-	451,051
Other management charges	344,066	17,843	361,909
Depreciation (Note 11 a)	70,560	3,540	74,100
Amortization (Note 11 b)	75,041	3,689	78,730
Taxes	5,444	921	6,365
Impairment of accounts receivable	731	-	731
Inventory recovery	(1,519)	-	(1,519)
property, plant and equipment recovery	(305)	-	(305)
Total report	2,465,251	143,735	2,608,986

As of September 30, 2019, the subsidiary Viva GyM S.A. reverse the excess of provision for impairment in inventories  for S/1.5 million (S/21.6 million as of September 30, 2018).

17.	INCOME TAX

These condensed interim consolidated financial statements for the period ended September 30, 2019, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to September 30, 2019 is 51.16% (104.06% for the period ended September 30, 2018 reclassified). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

18.	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of September 30, 2019, contingencies held by the Group are substantially the same as those existing as of December 31, 2018.

In addition the Group had performace bonds and guarantees commitments with different financial institutions securing to secure transactions for US$417.4 million and US$13.9 million, respectively (US$471.6 million and US$13.9 million, respectively, as of December 31, 2018).

19.	DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 12, the Company is unable to pay dividends as established in the Financial Stability Framework Agreement.

For the period ended September 30, 2019, the Group has paid dividends to its non-controlling subsidiaries in the amount of S/8.0 million  (S/98.6 million for the same period in 2018).

20.	DISCONTINUED OPERATIONS AND NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

As part of the process of divestments of non-strategic assets initiated by the Company; CAM Servicios del Peru S.A., CAM Chile S.A. and Stracon GyM SA were sold, during the year 2018 (completed).

Additionally, at December 31, 2018, the subsidiary Adexus S.A. has been reclassified as non-current assets available for sale (planned) at December 31, 2018 and September 30, 2019.

A.	Discontinued operations

i) CAM Servicios del Peru S.A. and CAM Chile S.A.

On December 4, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 73.16%) of CAM Servicios del Peru S.A. and CAM Chile S.A. The Group received for its participation in CAM Chile S.A. and CAM Servicios del Peru S.A. the sum of (i) US$15.78 million (equivalent to S/51.7 million) for the shares of CAM Chile S.A. and (ii) US$3.0 million (equivalent to S/10.4 million) for the shares of CAM Servicios del Peru S.A.  The net gain on the sale of both subsidiaries amounted to S/31.7 million.

ii) Stracon GyM S.A.

On March 28, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 87.59%) in Stracon GyM S.A. The sale price was agreed in US$76.8 million (equivalent to S/248.8 million), which is fully paid. The net gain on the sale amounted to S/41.9 million.

B.	Non-current asset classified as held for sale

At December 31, 2018 and at September 30, 2019, non-current assets and liabilities held for sale correspond to investments in the company Adexus S.A., whose main activity is to provide information technology solutions mainly in Chile and Peru.  Account balances are classified as assets held for sale taking into account that the Group has a sales plan defined within the next 12 months.

	At	At
	December 31,	September 30,
	2018	2019

ASSETS
Cash and cash equivalets	6,074	3,520
Accounts receivables, net	157,351	125,202
Inventories, net	3,999	3,835
Other assets, net	80,374	92,534
Total assets	247,798	225,091

LIABILITIES
Borrowings	71,810	94,514
Accounts payable	148,817	111,351
Deferred income tax liabilities	5,201	4,913
Total liabilities	225,828	210,778
Total net assets	21,970	14,313

C.	Consolidated statement of income

The Company reclassified financial results of discontinued operations, Stracon GyM S.A., CAM Servicios del Peru S.A., CAM Chile S.A. (completed) and Adexus S.A. (planned) for the period ended September 30, 2018 as follows:

	At September 30,	Reclassification		At September 30,
	2018	discontinued operations		2018
	Reported	Completed	Planned	Reclassified

Revenues	3,741,578	(628,435)	(200,153)	2,912,990
Operating costs	(3,148,128)	606,843	178,525	(2,362,760)
Gross profit (loss)	593,450	(21,592)	(21,628)	550,230

Administrative expenses	(252,404)	38,496	24,990	(188,918)
Other (expenses) income, net	9,390	(932)	4,181	12,639
Gain from the sale of investments	41,895	(41,895)	-	-
Operating profit (loss)	392,331	(25,923)	7,543	373,951

Financial expenses	(187,091)	14,366	9,293	(163,432)
Financial income	24,763	(257)	(252)	24,254
Share of the profit or loss in associates and joint ventures	(2,288)	(1,234)	-	(3,522)
Profit (loss) before income tax	227,715	(13,048)	16,584	231,251
Income tax	(99,943)	(2,313)	(4,569)	(106,825)
Profit (loss) from continuing operations	127,772	(15,361)	12,015	124,426
Profit (loss) from discontinued operations	8,591	15,361	(12,015)	11,937
Profit of the period	136,363			136,363

21.	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between September 30, 2019 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.